

July 23, 2015

<u>**Via E-Mail**</u>

Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing
People's Republic of China

　　　　　Re:　China Shengda Packaging Group Inc.
　　　　　　　　Amended Schedule 13E-3
　　　　　　　　Filed July 22, 2015 by Eastlake Capital Limited et. al.
　　　　　　　　File No. 005-85815

Dear Ms. Huang:

　　　　We have reviewed your filing and have the following comments.

Amended Schedule 13E-3

1.　　　　We note your response to prior comment 1. Please provide us with a detailed discussion of what Mr. Nengbin Fang knew about each offeree's financial circumstances and sophistication when he approached them regarding participation in the transaction.

<u>Fairness of the Merger – Factors Considered in Determining Fairness, page 25</u>

2.　　　　We note your response to prior comment 3. Please provide the disclosure required by Item 1014 of Regulation M-A as it relates to the procedural fairness of the going private transaction.

　　　　Please direct any questions to me at (202) 551-3619.

　　　　　　　　　Sincerely,

　　　　　　　　　/s/ Daniel F. Duchovny
　　　　　　　　　Daniel F. Duchovny
　　　　　　　　　Special Counsel
　　　　　　　　　Office of Mergers and Acquisitions